(a)(1)(B)

OFFER TO EXCHANGE
CERTAIN OUTSTANDING STOCK OPTIONS
FOR
NEW STOCK OPTIONS
DATED MAY 3, 2010

ELECTION FORM

Please read this Election Form carefully. To properly elect to exchange your eligible options, Orbitz Worldwide, Inc. (“Orbitz Worldwide,” the “Company,” “we,” “us” or “our”) must receive your Election Form before midnight, U.S. Central Daylight Time, on May 28, 2010.

You are not required to return this Election Form if you do not wish to participate in the exchange offer. However, if Orbitz Worldwide does not receive your executed Election Form before midnight, U.S. Central Daylight Time, on May 28, 2010, you will be deemed to have elected not to participate in the exchange offer, and you will retain all of your outstanding eligible options subject to their existing terms.

You must send a properly executed Election Form via electronic delivery, facsimile, regular mail, overnight courier or hand delivery using the following contact information:

Via Electronic Delivery:

Scan the completed and executed Election Form and email it to tenderoffer@orbitz.com.

Via Facsimile:

Orbitz Worldwide, Inc., Attn: Paul Wolfe, GVP-Human Resources at (312) 894-4856.

Via Regular Mail, Overnight Courier or Hand Delivery:

Orbitz Worldwide, Inc., 500 West Madison Street, Suite 1000, Chicago, Illinois 60661, Attn: Paul Wolfe, GVP-Human Resources.

Your acceptance of the exchange offer will be effective as of the date and time that we receive your executed Election Form by any of the methods described above. It is your responsibility to ensure that your election is received by Orbitz Worldwide before the exchange offer expires.

You do not need to return your current stock option award agreement(s) in order to effectively elect to participate in this exchange offer.

You may confirm that your executed Election Form has been received by us by sending an email to tenderoffer@orbitz.com. We intend to confirm receipt of your executed Election Form within three business days of receipt. However, it is your responsibility to ensure that we have received your Election Form before the exchange offer expires.

If you think the information regarding your eligible options set forth below is incorrect, or if you have any questions about the exchange offer, please contact Paul Wolfe, GVP-Human Resources at (312) 894-4850 or send an email to tenderoffer@orbitz.com.

*  *  *

From: [Name]

To:   Orbitz Worldwide, Inc.

I have received the Offer to Exchange dated May 3, 2010 (the “Offer to Exchange”), this Election Form, the applicable form of Stock Option Award Agreement (the “Agreement”) and the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated (the “Equity and Incentive Plan”).

I understand that by electing to participate in the exchange offer, for each eligible option grant listed below, I must exchange all of the eligible options subject to that grant for a new grant of a lesser number of stock options. I further understand that upon the vesting of the new stock options, I will have the right to purchase a certain number of shares of common stock of Orbitz Worldwide, Inc. (the “Company”) at an exercise price per share equal to the fair market value of the Company common stock at the completion of the exchange offer. I will not be required to pay anything to receive the new stock options.

Check for Each Eligible Option Grant
		Total Outstanding/	New Grant of
Grant Date	Exercise Price (USD)	Unexercised Options	Stock Options

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The number of eligible options that an eligible employee would surrender for cancelation in exchange for the grant of new stock options is known as the “exchange ratio.” The exchange ratio will be calculated to result in the issuance of new stock options with a fair value for financial accounting purposes approximately equal to the fair value of the eligible options. The fair values will be calculated using the Black-Scholes option pricing model, which will take into account the Company common stock price at the completion of the exchange offer, the original exercise price and other terms of the eligible options as well as other variables including the volatility of the Company common stock and the expected term of the new stock options. The Company will not issue any fractional new stock options. Accordingly, any exchange that would result in a fractional new stock option will be rounded up to the nearest whole number of new stock options. The following table calculates hypothetical exchange ratios based on the Black-Scholes value of the old stock options as of April 16, 2010, assuming certain stock prices at the completion of the exchange offer. I understand that this table is for illustrative purposes only. The actual exchange ratio that will be used to determine the number of new stock options that will be granted in the exchange offer will be calculated based on the value of the old stock options and the fair market value of our common stock at the time of the completion of the exchange offer.

Exchange Ratios of Old Stock Options to New Stock Options

	Fair Market Value(1) of Orbitz Worldwide Common Stock at the Completion of the Exchange Offer
Exercise Price of Old Stock Options	$6	$7	$8	$9

$15.00	0.35	0.42	0.48	0.53
$15.00 (converted Travelport equity)	0.36	0.43	0.49	0.54

(1)	Defined as the mean between highest and lowest reported sales price per share of our common stock on the date in question (or if such date is not a trading day, on the last preceding date on which there was a sale of our common stock).

The Company has further informed me that the new stock options received in exchange for my eligible options will be subject to the same vesting schedule as the corresponding old stock options exchanged in this exchange offer. A portion of the new stock options issued in this exchange offer will be vested to the extent the old stock options were vested; however, I will be required to wait six months after the completion of the exchange offer before I may exercise the new vested stock options. The remaining portion of the new stock options will be unvested at the time they are granted and will vest, subject to my continued employment with Orbitz Worldwide, pursuant to the vesting schedule of the old stock options. However, I will be required to wait until the six-month anniversary of the completion of the exchange offer before exercising any portion of the unvested new stock options that later vest within six months of the completion of the exchange offer.

Only a whole number of new stock options will vest in any period, and any fractional new stock options that would otherwise vest will be carried over to the next vesting period. I understand that I must continue to be employed by the Company or one of its subsidiaries through the required vesting periods to become entitled to receive, retain or purchase the underlying shares of common stock vesting at the end of each vesting period. The Company has notified me that if I elect not to participate in the exchange offer, I will keep all of my eligible options, I will receive no new stock options and my outstanding eligible options will retain their existing vesting provisions, exercise price and other terms.

I have reviewed the list of my eligible options set forth above and I confirm that it is an accurate and complete list of my eligible options and that I do hold all of the listed eligible options.

If, before the expiration of the exchange offer, I wish to exercise any of the eligible options I am electing to exchange, I acknowledge that I cannot do so unless I first properly withdraw this election with respect to the grant I wish to exercise in accordance with procedures set forth in Part III, Section 5 of the Offer to Exchange.

I acknowledge that upon the occurrence of any of the conditions set forth in Part III, Section 7 of the Offer to Exchange, the Company may terminate or amend the exchange offer period and postpone its acceptance and cancelation of any eligible options I tender for exchange.

I acknowledge that the new stock options will be subject to the terms and conditions set forth in the Equity and Incentive Plan and the Agreement, which will constitute an agreement between the Company and me. I have reviewed the form of Agreement provided to me. I understand and acknowledge that as promptly as practicable after the grant date I will receive an email from Fidelity Investments, the Company’s equity plan administrator, when my new stock option grant has been loaded into their system and my Agreement (in the appropriate form filed as exhibits to the Company’s Tender Offer Statement on Schedule TO but with all the blanks filled in) is available for acceptance. I understand and acknowledge that I will be required to formally accept my grant online at https://netbenefits.fidelity.com within six weeks of being granted the new stock options, otherwise I will forfeit all of the new stock options.

I hereby represent and warrant that I have full power and authority to tender for exchange the eligible options and that, when and to the extent such eligible options are accepted for exchange by the Company, such eligible options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such eligible options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange of the eligible options I am electing to exchange.

By signing this Election Form, I acknowledge that my election to exchange my eligible options pursuant to the procedure(s) described in Part III, Section 4 of the Offer to Exchange and in the instructions to this Election Form will constitute my acceptance of the terms and conditions of the exchange offer. The Company’s acceptance for exchange of the eligible options tendered by the eligible employee will constitute a binding agreement between the Company and me, upon the terms and subject to the conditions of the Offer to Exchange and this Election Form.

I acknowledge that I expect no financial compensation from the exchange and cancelation of my eligible options. I also acknowledge that, in order to participate in the exchange offer, I must be an eligible employee of the Company or one of its domestic or foreign subsidiaries through the date when the new stock options are granted and otherwise be eligible to participate under the Equity and Incentive Plan. I further acknowledge that, if I do not remain an eligible employee of the Company or one of its subsidiaries, I will not receive any new stock options or any other consideration for the eligible options and any eligible options I have elected to tender will be automatically withdrawn.

I hereby give up all ownership interest in the eligible options that I elect to exchange, and I have been informed that they will become null and void on the date the Company accepts my eligible options for exchange. I agree that I will have no further right or entitlement to purchase shares of the Company’s common stock under the eligible options accepted by the Company for exchange or have any other rights or entitlements under such eligible options. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable on the date the Company accepts my eligible options for exchange.

I acknowledge that the Company has advised me to consult with my personal tax advisor as to the consequences of participating or not participating in the exchange offer.

By signing below (i) I hereby elect to participate in the Offer to Exchange dated May 3, 2010, subject to all of the terms and conditions set forth therein, to exchange all of my outstanding eligible options listed above for new stock options, (ii) to the extent that I have not previously accepted any or all of the eligible options previously granted to me, I hereby agree to the terms and conditions set forth in the applicable stock option award agreements previously provided, (iii) I hereby irrevocably waive the right to exercise all of my outstanding eligible options listed above and, therefore, to claim the delivery of the shares of common stock underlying these eligible options, and (iv) I hereby irrevocably waive the right to claim any loss of opportunity as a result of the waiver of the right to exercise all of my outstanding eligible options listed above.

Participant Signature	Date and Time

Participant Name Printed	Orbitz Worldwide, Inc. Office Location

Daytime Telephone Number	Email Address

INSTRUCTIONS AND AGREEMENTS
FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. Delivery of Election Form.  Orbitz Worldwide, Inc. (the “Company,” “we” or “us”) must receive your completed and executed Election Form before the exchange offer expires at midnight, U.S. Central Daylight Time, on May 28, 2010. Any Election Form received after that time will not be accepted. If the exchange offer period is extended by the Company beyond that time, you may submit your election at any time until the extended expiration of the exchange offer.

The method of delivery of your executed Election Form is at your election and risk. Your executed Election Form will be effective upon receipt. If hand delivery is not feasible, we recommend that you send it via electronic delivery or facsimile, and then follow up with a telephone call or email to confirm receipt by the expiration date. If delivery is by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.

The Company will not accept any alternative, conditional or contingent offers to exchange eligible options. All eligible employees electing to exchange eligible options, by execution of this Election Form, waive any right to receive any notice of the acceptance of their election to exchange, except as provided for in the Offer to Exchange.

2. Withdrawal of Election.  Elections to exchange made pursuant to the exchange offer may be withdrawn at any time before the exchange offer expires. If the exchange offer is extended by the Company beyond that time, you may withdraw your election at any time until the extended expiration of the exchange offer. To withdraw your tendered eligible options, you must deliver a Notice of Withdrawal with the required information while you still have the right to withdraw the election. Withdrawal elections may not be rescinded and any eligible options withdrawn from the exchange offer will thereafter be deemed not properly tendered for purposes of the exchange offer. To re-elect to exchange eligible options that you have withdrawn, you must again follow the procedures described in these Instructions to deliver a new executed Election Form before the exchange offer expires.

3. Signatures on this Election Form.  If this Election Form is signed by the eligible employee, the signature must correspond with the name as written on the face of the stock option award agreement(s) to which the eligible options are subject. If your name has been legally changed since your stock option award agreement was signed, please submit proof of the legal name change.

If this Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to us of the authority of that person must be submitted with this Election Form.

4. Requests for Assistance or Additional Copies.  If you have any questions or need assistance, please contact Paul Wolfe, GVP-Human Resources at (312) 894-4850 or send an email to tenderoffer@orbitz.com. If you would like to request additional copies of any stock option exchange program document or this Election Form, please email us at tenderoffer@orbitz.com. All copies will be furnished promptly at the Company’s expense. You may also contact the Company by fax or through regular mail using the contact information on the first page of this Election Form. You may also use this contact information to overnight courier or hand deliver your correspondence to the Company.

5. Irregularities.  All questions as to the number of shares subject to the eligible options and the validity, form, eligibility (including time of receipt) of the submitted elections (including any changes of elections) and the acceptance of any tender of eligible options will be determined by the Company in its sole discretion, which determinations shall be final and binding on all interested persons. The Company reserves the right to reject any or all submitted elections to exchange eligible options that the Company determines not to be in appropriate form or the acceptance of which the Company may determine is unlawful. The Company also reserves the right to waive any defect or irregularity in a submitted election. No eligible options will be deemed properly elected for exchange until all defects and irregularities have been cured by the option holder or waived by the Company. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in any submitted election, and no person will incur any liability for failure to give any such notice.

6. Additional Documents to Read.  You should be sure to read the Offer to Exchange, this Election Form, the Equity and Incentive Plan and the applicable form of stock option award agreement before deciding to participate in the exchange offer.

7. Important Tax Information.  You should consult with your own personal tax advisor as necessary and refer to Part III, Section 14 of the Offer to Exchange, which contains important U.S. federal income tax information. If you live or work outside of the U.S., or are otherwise subject to tax liability in a non-U.S. jurisdiction, you should refer to Part III, Section 15 and Appendix B to the Offer to Exchange for a discussion of certain tax consequences which may apply to you.

8. Data Privacy.  By electing to participate in the exchange offer, you hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, the Company and/or any affiliate for the exclusive purpose of implementing, administering and managing your participation in the exchange offer.

You have been advised that your employer, the Company and/or any affiliate may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options, or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing the Company stock and other employee benefit plans and this exchange offer (“Data”). You have been advised that Data may be transferred to any third parties assisting in the implementation, administration and management of the exchange offer, that these recipients may be located in your country, or elsewhere, and that the recipient’s country may have different data privacy laws and protections than in your country. You have been advised that you may request a list with names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Company’s stock and other employee benefit plans and this exchange offer. You have been advised that Data will be held only as long as is necessary to implement, administer and manage your participation in the stock and other employee benefit plans and this exchange offer. You have been advised that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or if you are a resident of certain countries, refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. You have been advised that refusing or withdrawing your consent may affect your ability to participate in this exchange offer.

9. Acknowledgement and Waiver.  By electing to participate in this exchange offer, you acknowledge that: (i) the exchange offer is established voluntarily by the Company, it is discretionary in nature, and it may be extended, modified, suspended or terminated by the Company at any time as provided in the Offer to Exchange; (ii) the grant of new stock options is voluntary and occasional and does not create any contractual or other right to receive future grants of stock options, or benefits in lieu of stock options, even if stock options have been granted repeatedly to you in the past; (iii) all decisions with respect to future grants under any Company stock plan, if any, will be at the sole discretion of the Company; (iv) your acceptance of the exchange offer will not create a right to employment or be interpreted to form an employment agreement with the Company, its subsidiaries or its affiliates and will not interfere with the ability of your current employer, if applicable, to terminate your employment relationship at any time with or without cause; (v) your acceptance of the exchange offer is voluntary; (vi) the future value of the Company’s shares of common stock is uncertain and cannot be predicted with certainty; (vii) the exchange offer, the tendered eligible options and the new stock options are outside the scope of your employment contract, if any, and are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits, or similar payments; (viii) if you accept the exchange offer and receive an award of new stock options and obtain shares of the Company’s common stock pursuant to such award, the value of the shares of common stock acquired may increase or decrease in value; (ix) you have been advised of the risks associated with your participation in the exchange offer as described in “Certain Risks of Participating in the Exchange Offer” contained in Part II of the Offer to Exchange; and (x) no claim or entitlement to compensation or damages arises from diminution in the value of any shares of common stock acquired upon exercise of the new stock options you may receive as a result of participating in the exchange offer and you irrevocably release the Company and its subsidiaries and affiliates from any such claim that may arise.

10. Tax Liability.  Regardless of any action that the Company, its subsidiaries or its affiliates take with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding obligations (“tax obligations”), you acknowledge that the ultimate liability for all tax obligations legally due by you is and remains your sole responsibility and that the Company, its subsidiaries and its affiliates (i) make no representations or undertakings regarding the treatment of any tax obligations in connection with any aspect of the cancelation of eligible options or the grant of new stock options, the vesting of new stock options and delivery of shares of Company common stock upon exercise of the new stock options or the subsequent sale of shares of the Company’s common stock acquired upon exercise of the new stock options; and (ii) do not commit to structure the terms of the exchange offer, including cancelation of the eligible options and/or the grant of new stock options, to reduce or eliminate your liability for tax obligations.

You agree to pay or make adequate arrangements satisfactory to the Company, its subsidiaries and its affiliates to satisfy all withholding obligations of the Company, its subsidiaries and its affiliates for your tax obligations. By electing to participate in the exchange offer and by accepting your new stock option grant, you understand that you (and not the Company) will be responsible for any tax liability that may arise as a result of the transactions contemplated by your new stock option grant. The Company’s obligations under the applicable form of stock option award agreement will be subject to all applicable tax and other withholding requirements, and the Company will, to the extent permitted by law, have the right to deduct any withholding amounts from any payment or transfer of any kind otherwise due to you. The Company will have no obligation to deliver shares of common stock pursuant to your new stock options until your tax obligations have been satisfied.

11. Electronic Delivery of Documents.  Any document relating to participation in the exchange offer or any notice required or permitted by the Offer to Exchange, this Election Form or a Notice of Withdrawal shall be given in writing and shall be deemed effectively given only upon receipt by the Company. The Offer to Exchange, this Election Form, a Notice of Withdrawal, the Equity and Incentive Plan and any other communications to eligible employees in connection with the exchange offer (collectively, the “documents”) may be delivered to you electronically. In addition, you may deliver electronically to the Company this Election Form or a Notice of Withdrawal. Such means of electronic delivery may include, but do not necessarily include, the delivery of a link to a Company intranet site or the Internet site of a third party involved in administering the exchange offer, the delivery of the document via email, or such other means of electronic delivery specified by the Company. By executing this Election Form, you acknowledge that you have read this Instruction and consent to the electronic delivery of the documents. You acknowledge that you may receive from the Company a paper copy of any documents delivered electronically at no cost to you by contacting the Company by telephone or in writing using the contact information on the first page of this Election Form. You further acknowledge that you will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, you have been advised that you must provide the Company or any designated third party administrator with a paper copy of any documents if the attempted electronic delivery of such documents fails. You may revoke your consent to the electronic delivery of documents described in this Instruction or may change the electronic mail address to which such documents are to be delivered (if you have provided an electronic mail address) at any time by notifying the Company of such revoked consent or revised email address by telephone, postal service or electronic mail. Finally, you have been advised that you are not required to consent to electronic delivery of documents described in this Instruction.

12. Governing Law and Documents.  The Election Form is governed by, and subject to, U.S. federal and Delaware state law, as well as the terms and conditions set forth in the Offer to Exchange. For purposes of litigating any dispute that arises under the Election Form, the parties hereby submit to and consent to the exclusive jurisdiction of Illinois and agree that such litigation shall be conducted in the courts of Cook County, Illinois, or the federal courts for the United States for the Northern District of Illinois, where this exchange offer is made and/or to be performed.

13. Translations.  If you have received this or any other document related to the exchange offer translated into a language other than English and if the translated version is different than the English version, the English version will control.